WASHINGTON, D.C. OFFICE Suite 800 1850 M Street, N.W. Washington, D.C. 20036 Telephone: (202) 263-4300 Facsimile: (202) 263-4329	SMITH, GAMBRELL & RUSSELL, LLP ATTORNEYS AT LAW	FLORIDA OFFICE Suite 2200, Bank of America Tower 50 North Laura Street Jacksonville, GL 32202 Telephone: (904) 598-6100 Facsimile: (904) 598-6300

SUITE 3100, PROMENADE II 1230 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30309-3592 TELEPHONE (404) 815-3500 FACSIMILE (404) 815-3509

M. Timothy Elder Direct Dial: 404-815-3532 Direct Fax: 404-685-6832 E-Mail: telder@sgrlaw.com

February 24, 2006

VIA EDGAR AND FACSIMILE TRANSMISSION (202-551-3659)

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc. Form 10-K for Fiscal Year Ended June 30, 2005 Filed September 16, 2005 File No. 000-12607

Dear Mr. Rosenberg:

SunLink Health Systems, Inc. (the “Company”) has received your letter dated February 10, 2006 with respect to your review of certain items in the Company’s Form 10-K for the fiscal year ended June 30, 2005.

The Company is in the process of preparing a detailed response to the Staff’s letter, but requires additional time to gather information and to prepare an accurate and complete response and to consult with its counsel and accountants. Accordingly, the Company expects to submit a response to the Staff’s questions on or about March 17, 2005.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 24, 2006

If the Staff has any questions with respect to the Company’s expected response date, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
M. Timothy Elder Smith, Gambrell & Russell, LLP Attorneys for SunLink Health Systems, Inc.

MTE:apm

cc:	Robert M. Thornton Joseph T. Morris Mark J. Stockslager Howard E. Turner, Esq.

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